For Immediate Release

QSound Labs Reports Fourth Quarter And Year End Results for 2002

Calgary, Alberta - February 13, 2003: QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, e-commerce and multimedia software products, reported revenues for the three months ended December 31, 2002 of $1,290,000 as compared to $597,000 for the same period in FY2001. The operating profit for the quarter was $625,000 or $0.09 per share as compared to an operating loss of $(164,000) or $(0.02) per share for the same period last year. Including non-cash items such as depreciation and amortization, net income for the period was $453,000 or $0.06 per share as compared to a loss of $(298,000) or $(0.04) per share for the same period in FY2001.

Revenues for the year ended December 31, 2002 were $4,224,000 compared to $3,026,000 in FY2001. The operating profit was $1,617,000 or $0.23 per share in FY2002 and $37,000 or $0.01 per share in FY2001. Net income for FY2002 was $1,129,000 or $0.16 per share as compared to a loss of $(733,000) or $(0.10) per share in FY2001.

The Company reported a working capital surplus of $3,284,000 at December 31, 2002 of which cash comprised $2,621,000. Cash flow from operations totaled $1,188,000 for the year. After investing $614,000 in new technology and assets, cash increased $573,000 for the year.

"We improved our financial performance dramatically in FY2002," stated David Gallagher, President and CEO of QSound Labs. "The increase in revenues was derived primarily from our audio algorithm licensing business. This coupled with a successful cost containment program resulted in a profitable year. QCommerce, while not providing growth, remained cash flow positive throughout the year."

"As previously reported, the Company focussed most of its development efforts in FY2002 on software solutions for audio and voice applications. During FY2003, the Company will be offering these solutions to the cellular, handheld device, and IP telephony markets. FY2003 will see QSound transition to an audio solutions provider as opposed to a provider of audio algorithms. Revenue from existing algorithm licenses will diminish and management is focussed on replacing such revenue streams from its new product lines."

"Our customers continue to be cautious with their forecasts. This, coupled with our own efforts in new markets, hampers long range visibility so management will continue to provide guidance on a short term basis, as we did last year. At this time, management expects the net income for the first quarter in FY2003 to improve over the comparable period in FY2002, in which the net income was $88,000 or $0.01."

For More Information, Please Contact:

QSound Labs, Inc.
Paula Murray
(954) 796-8798
Email: paula.murray@qsound.com
Website: www.qsound.com

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of revenues from existing licensees and from customers for new products for the cellular, handheld device, and IP telephony markets, and an improvement in revenues for the first quarter of 2003 over the first quarter of 2002. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at December 31, 2002 and 2001
(Expressed in United States dollars, prepared using US GAAP)

                                        December 31,    December 31,
                                               2002            2001
                                         (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents             $  2,621,205    $  2,047,892
 Accounts receivable                        929,519         439,245
 Inventory                                   16,455          28,587
 Deposits and prepaid expenses               58,674          85,365
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                                          3,625,853       2,601,089

Note receivable                             500,000               -
Capital assets                              747,553         932,776
Intangible assets                         2,398,360       2,432,142
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                                       $  7,271,766    $  5,966,007
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LIABILITIES AND SHAREHOLDERS'
 EQUITY
  Current liabilities:
   Accounts payable and accrued
    liabilities                        $    220,894    $    304,726
   Deferred Revenue                         120,511           8,282
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                                            341,405         313,008
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Shareholders' equity:
 Share capital (7,156,074 common
  shares)                                44,088,094      43,939,684
 Contributed Surplus                      1,114,316       1,114,316
 Deficit                                (38,272,049)    (39,401,001)
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                                          6,930,361       5,652,999
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                                       $  7,271,766    $  5,966,007
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QSound Labs, Inc.
Consolidated Statements of
 Operations and Deficit
For the Periods Ended
 December 31, 2002 and 2001
(Expressed in United States dollars, prepared using
 US GAAP)

                    For three    For three      For the      For the
                 months ended months ended   year ended   year ended
                  December 31, December 31, December 31, December 31,
                         2002         2001         2002         2001
                   (unaudited)  (unaudited)  (unaudited)
REVENUE
 Royalties,
  license fees
  and product
  sales          $  1,290,257 $    596,814 $  4,224,311 $  3,025,994
 Cost of product
  sales                79,210       47,355      271,530       91,438
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                    1,211,047      549,459    3,952,781    2,934,556
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EXPENSES:
 Marketing            280,743      254,222      951,009    1,074,139
 Operations            42,498       40,459      235,201      275,077
 Product
  engineering         138,503      267,636      643,524      951,017
 Administration       124,154      151,062      506,028      597,685
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                      585,898      713,379    2,335,762    2,897,918
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Operating profit
 (loss)               625,149     (163,920)   1,617,019       36,638

Other items
 Depreciation and
  amortization       (175,866)    (155,148)    (482,662)    (831,193)
 Gain (loss) on
  sale of capital
  assets                   59          (23)         740        6,492
 Gain on sale of
  investments               -       24,327            -       24,327
 Write-down of
  investments               -       (8,300)           -       (8,300)
 Other                  3,416        4,624       (6,145)      39,126
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                     (172,391)    (134,520)    (488,067)    (769,548)

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Net income
 (loss) for the
 period               452,758     (298,440)   1,128,952     (732,910)

Deficit
 beginning of
 period           (39,102,561) (39,102,561) (39,401,001) (38,668,091)
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Deficit end of
 period          $(38,649,803)$(39,401,001)$(38,272,049)$(39,401,001)
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Basic earnings
 (loss) per
 common share    $       0.06 $      (0.04)$       0.16 $      (0.10)
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Diluted earnings
 (loss) per
 common share    $       0.05 $      (0.04)$       0.15 $      (0.10)
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QSound Labs, Inc.
Consolidated Statements of
 Cash Flows
For the Periods Ended
 December 31, 2002 and 2001
(Expressed in United States dollars, prepared using US
 GAAP)

                    For three    For three      For the      For the
                 months ended months ended   year ended   year ended
                  December 31, December 31, December 31, December 31,
                         2002         2001         2002         2001
                   (unaudited)  (unaudited)  (unaudited)
Cash provided by
 (used in)

OPERATIONS
 Income (loss)
  for the period $    452,758 $   (298,440)$  1,128,952 $  (732,910)
 Items not
  requiring
  (providing)
  cash:
   Depreciation
    and
    amortization      175,866      155,148      482,662      831,193
   Gain on sale
    of capital
    assets                (59)          23         (740)      (6,492)
   Gain on sale
    of investments          -                         -      (24,327)
 Write-down of
  investments               -        8,300            -        8,300
 Changes in
  working capital
  balances            340,081      534,188     (423,054)     713,517
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                      968,646      399,219    1,187,820      789,281
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FINANCING
 Issuance of
  common shares,
  net                  39,685            -       39,685            -
 Repurchase of
  common shares,
  net                       -      (80,306)           -     (430,800)
 Repayment of
  debt                      -            -            -     (550,000)
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                       39,685      (80,306)      39,685     (980,800)
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INVESTMENTS
 Investments, net           -      218,827            -      218,827
 Purchase of
  capital assets       (2,595)    (154,910)    (113,880)    (216,291)
 Purchase of
  intangible
  assets              (17,092)     (34,418)     (41,052)     (34,418)
 Proceeds from
  sale of capital
  assets                   59          139          740        6,654
 Change in
  working capital
  for investment
  purposes                  -            -     (500,000)           -
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                      (19,628)      29,638     (654,192)     (25,228)
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Increase
 (decrease) in
 cash                 988,703      348,551      573,313     (216,747)
Cash and cash
 equivalents
 beginning of
 period             1,632,502    1,723,668    2,047,892    2,264,639

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Cash and cash
 equivalents end
 of period       $  2,621,205 $  2,072,219 $  2,621,205 $  2,047,892
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